Exhibit 99.4

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Expects Record Non-GAAP Revenue in Q1 2011 from

Cloud Segment

SaaS Secured Bookings also Expected to be at an All-Time High

SHANGHAI, ATLANTA, April 20, 2011 — CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services, today announced that, based on current financial projections and estimates, the Company expects its Cloud Segment to report Non-GAAP Revenue(a) of approximately $6.7 million in the first quarter of 2011, an increase of approximately 50 percent, compared to $4.4 million in the first quarter of 2010.

In addition, total SaaS secured bookings were $6.1 million in the first quarter of 2011, the highest level since the company started its cloud business in the fourth quarter of 2009. The strong growth was due to the addition of new logo customers, acquisitions, as well as a high SaaS renewal rate of greater than 90 percent from existing customers in the first quarter of 2011. As previously disclosed, CDC Software’s first quarter 2011 Total Contracted Backlog (TCB) was also at its highest levels since the company started its cloud business.

“We are very pleased with the maturation of our cloud business, as virtually all of its growth metrics have been showing very strong signs,” said Bruce Cameron, president of CDC Software. “The expected increase of approximately 50 percent in our Cloud Segment’s Non-GAAP Revenue for the first quarter of 2011, which is a record, is very gratifying. In addition, we are very pleased with the record SaaS secured bookings, especially given that the first calendar quarter has been traditionally a seasonally slow period for most software companies. During the remainder of 2011, we plan to continue focusing on investing in our core SaaS offerings to nurture more organic growth. In addition, we expect to continue making complementary SaaS acquisitions as part of our strategy to develop recurring revenue streams reaching closer to 70 percent of total revenue over the next few years.”

(a) Adjusted Financial Measures

This press release includes Non-GAAP revenue which is not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (the “Non-GAAP Financial Measure”). We believe that this Non-GAAP Financial Measure is helpful in understanding our past financial performance and our future results. Non-GAAP Financial Measures are not alternatives for measures such as revenue, gross margin, net income, net income margin, EBITDA and earnings per share prepared under GAAP. These Non-GAAP Financial Measures may also be different from Non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided in the Company’s earnings press releases.

Special Note Regarding CDC Software Financial Results, Estimates and projections

The financial results, estimates and projections provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results, estimates and projections do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial results, estimates and projections set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation or China.com, Inc., and should read the foregoing in conjunction with the reports and other materials filed with the United States Securities and Exchange Commission by CDC Corporation and CDC Software Corporation, from time to time.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, eCommerce, human capital management, government and not-for-profit, customer relationship management (CRM), complaint management, business intelligence/analytics and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs and expectations regarding Q1 2011 Non-GAAP revenue from our cloud business, our expectations regarding trends in any metrics we may see, including TCB, and the amount and continuation of any such trends, our plans with respect to continued investment in our core SaaS offerings, our plans and expectations about making complementary SaaS acquisitions in the future, our plans with respect to recurring revenue levels, as well as the amount and timing thereof, our expectations regarding improvements in our acquisition and organic strategies, our beliefs and expectations regarding increases in total contract backlog (TCB), organic growth, as well as sales growth in our cloud product lines, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the entry of new competitors and their technological advances; (f) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (g) the possibility of development or deployment difficulties or delays; (h) the dependence on customer satisfaction with the company’s software products and services; (i) continued commitment to the deployment of the enterprise software solutions; (j) risks involved in developing software solutions and integrating them with third-party software and services; (k) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (l) demand for and market acceptance of new and existing enterprise software and services, the positioning of the company’s and its partners’ solutions, as well as the success of any of our strategies; (m) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions; (n) the continued cooperation of our strategic and business partners; (o) risks relating to economic conditions and other matters beyond our control; (p) the ability to complete and integrate any acquisitions we may undertake; (q)the potential impact of any litigation or disputes in which we, or any of our subsidiaries or affiliates are involved; (r) the risk that the preliminary financial results provided herein could differ from our actual results; (s) the risk of any pending litigation proceedings involving CDC Software Corporation or any of its affiliates. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. All estimates contained herein regarding Q1 2011 performance and other periods, are based upon preliminary financial projections, beliefs and estimates. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.